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SEC Mail Processing Section

MAR 11 2008

Washington, DC
110

SEC FILE NUMBER
8-66861BD

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Capital Markets LLC
(A Wholly-owned Subsidiary of LFCM Holdings LLC)
~~(Filed as Confidential Information)~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Rosenberg — 212-632-2689 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

AFFIRMATION

I, William Rosenberg affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Lazard Capital Markets LLC (the "Company") for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

March 5, 2008

William Rosenberg Date
Chief Financial & Operating Officer

Subscribed and sworn
to before me this 5th
day of March 2008

Notary Public

JUDITH A. GOLDWATER
Notary Public, State of New York
No. 01GO6136881
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires 11/14/09

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Lazard Capital Markets LLC:

We have audited the accompanying statement of financial condition of Lazard Capital Markets LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Lazard Capital Markets LLC at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 5, 2008

LAZARD CAPITAL MARKETS LLC
(A Wholly-owned Subsidiary of LFCM Holdings LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007
(In Thousands)

ASSETS		LIABILITIES AND MEMBER'S EQUITY	
CASH	$ 15,023	SECURITIES LOANED	$ 875,515
CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES	49,126	SECURITIES SOLD BUT NOT YET PURCHASED - at fair value	18,359
DEPOSITS WITH CLEARING ORGANIZATIONS AND OTHERS	4,417	PAYABLE TO CUSTOMERS	42,874
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	4,680	PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS	16,902
SECURITIES BORROWED	898,408	OTHER LIABILITIES	44,086
SECURITIES OWNED - at fair value	126,559		
		TOTAL LIABILITIES	997,736
RECEIVABLE FROM CUSTOMERS	10,492		
RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	13,302	COMMITMENTS AND CONTINGENCIES (Note 12)	
OTHER ASSETS	11,567	MEMBER'S EQUITY	135,838
TOTAL ASSETS	$ 1,133,574	TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,133,574

See notes to statement of financial condition.

SEC Mail Processing
Section

MAR 11 2008

Washington, DC
110

LAZARD CAPITAL MARKETS LLC
(A WHOLLY-OWNED SUBSIDIARY OF LFCM HOLDINGS LLC)
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
(Dollars in Thousands)

1. ORGANIZATION

Lazard Capital Markets LLC (the "Company") is a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), formerly known as the National Association of Securities Dealers ("NASD"). The Company is wholly-owned by LFCM Holdings LLC, a Delaware limited liability company (the "Member" or "LFCM Holdings"). Services provided by the Company include securities brokerage, trading, underwriting, securities clearance and settlement services.

On May 10, 2005, Lazard Group LLC, a Delaware limited liability company which was previously named Lazard LLC ("Lazard Group"), effected a restructuring of its businesses and, as a part of such restructuring, transferred certain of its businesses to LFCM Holdings (the "Separation"). The Separation was effected pursuant to a master separation agreement by and among Lazard Ltd ("Lazard Ltd"), a Bermuda company and the parent company of Lazard Group, LAZ-MD Holdings LLC ("LAZ-MD Holdings"), a Delaware limited liability company that holds interests in Lazard Group and LFCM Holdings. In accordance with the provisions of such master separation agreement and through a series of transactions the capital markets-related assets and liabilities of Lazard Frères & Co. LLC ("LF&Co."), a New York limited liability company and a wholly-owned subsidiary of Lazard Group, were transferred to the Company on May 10, 2005, at which time the Company commenced its business activities. After these transfers and contributions, Lazard Group distributed all of the limited liability company interests in LFCM Holdings to LAZ-MD Holdings, which then distributed all such interests to members of LAZ-MD Holdings, who consist of the then current and certain former managing directors of the businesses of Lazard Group.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - This financial statement is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which includes industry practice.

Use of Estimates - The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions regarding certain trading inventory valuations, compensation liabilities, litigation and other matters that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and Securities Segregated For Regulatory Purposes - At December 31, 2007, cash of $48,802 was deposited in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. There were no securities segregated for regulatory purposes at December 31, 2007.

The Company follows the guidance prescribed in the SEC No-Action Letter regarding Proprietary Accounts of Introducing Brokers and Dealers, dated November 3, 1998, including all supplemental interpretations there under (the "Letter"), which allows an introducing broker-dealer to include assets in their proprietary account maintained by the Company as an allowable asset in their net capital

computation, provided the Company establishes a separate reserve account for such assets in accordance with Rule 15c3-3 and both parties enter into a written agreement in accordance with the Letter setting forth their mutual understanding that such an account constitutes a "proprietary account of an introducing broker" ("PAIB").

At December 31, 2007, $324 in cash has been segregated in special reserve accounts for the exclusive benefit of PAIB.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These agreements are carried at the amounts at which the securities will be subsequently resold or repurchased plus accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

Securities sold under agreements to repurchase and securities purchased under agreements to resell with the same counterparty are reported net by the counterparty in accordance with Financial Accounting Standards Board ("FASB") Financial Interpretation No. ("FIN No.") 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.*

Securities Owned and Securities Sold But Not Yet Purchased - Securities owned and securities sold but not yet purchased are stated at quoted market values. Securities transactions are recorded on a trade date basis.

Securities Borrowed and Securities Loaned - Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral recalled, when deemed appropriate.

Collateral - The Company accepts and pledges collateral in secured financing and securities borrowing and lending transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the market value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged and requests additional collateral where deemed appropriate.

Collateral accepted under reverse repurchase agreements, securities lending agreements and margin loans is used to cover short positions, to enter into secured financing transactions and to satisfy reserve requirements under Securities Exchange Commission ("SEC") Rule 15c3-3. At December 31, 2007, the market value of collateral accepted under reverse repurchase agreements, in securities borrowed transactions and for customer margin loans was $878,171 of which $838,829 was sold or repledged.

Customer Transactions - Customer securities transactions are recorded on a settlement date basis. Receivable from and payable to customers include amounts due on cash and margin transactions. These

receivables and payables are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Receivable from and Payable to Broker-Dealers and Clearing Organizations - Receivable from broker-dealers and clearing organizations primarily consist of underwriting receivables and securities failed to deliver. Payable to brokers-dealers and clearing organizations primarily consist of securities failed to receive, underwriting payables to co-managers, and securities transactions for which settlement date has not yet arrived. Receivable from and payable to brokers-dealers and clearing organizations are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Other Liabilities - Other liabilities primarily include accrued compensation and drafts payable.

Legal Reserves - The Company estimates potential losses that may arise out of legal and regulatory proceedings in accordance with FASB issued Statement No. 5, *Accounting for Contingencies*. The Company recognizes related legal reserves in other liabilities in the Statement of Financial Condition (see Note 12).

Taxation - The Company is deemed to be a single-member disregarded entity for federal income taxes. Accordingly, no federal tax provision (benefit) has been made in these financial statements with respect to the Company's earnings (losses), which are taxable to its member.

Revenue Recognition

Commissions - Commissions charged for executing customer transactions are accrued on a trade date basis and are included in current period earnings.

Underwriting fees – The Company generates revenue from providing underwriting services to clients. The Company recognizes revenue on these transactions when the following criteria are met:

- The issuer's registration statement has become effective with the SEC, or other offering documents are finalized,
- The Company has made a firm commitment for the purchase of the shares or debt of the issuer,
- The Company has been informed of the exact number of shares or the principal amount of debt that it has been allotted.

Generally, underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable and represents fees earned, net of estimated transaction related expenses including finders fee, if any, on primary offerings of debt and equity securities. Transaction related expenses, which are directly related to such transactions and billable to clients, are deferred to match revenue recognition. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction. Private placement fees, including warrants received in certain private placement transactions, are recorded on the closing date of the placement. Expenses associated with these transactions are recognized, net of client reimbursements, when the related revenue is recognized or the engagement is otherwise concluded.

Principal Transactions – Principal transactions revenue includes net trading gains and losses from the Company's market-making activities in over-the-counter common equity securities, convertible securities, from commitment of capital to facilitate customer traders for listed stocks, and from proprietary trading activities. In certain cases, the Company provides liquidity to clients buying or

selling blocks of shares without previously identifying the other side of the trade at execution, which subjects the Company to market risk. These positions are typically held for a very short duration. Changes in the fair value (i.e., unrealized gains and losses) of securities owned and securities sold, but not yet purchased are recognized in principal transactions in the current period. Realized gains and losses are included in principal transactions and are recorded on a trade date basis.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In January 2008, the FASB issued Staff Position No. 48-b, *Effective Date of FASB Interpretation No. 48 for Nonpublic Enterprises,* which effectively extends the effective date for nonpublic entities in adopting FIN No. 48. The Company has elected this deferral as of December 31, 2007 and does not believe that the adoption of FIN No. 48 will have a material impact on the Company's Statement of Financial Condition.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 nullifies the guidance provided by the Emerging Issues Task Force on Issue 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities ("EITF 02-3") that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, SFAS No. 157 prohibits the use of block discounts for large positions of unrestricted financial instruments that trade in an active market and requires an issuer to consider changes in its own credit spreads when determining the fair value of its liabilities. SFAS No. 157 is effective for the Company's fiscal year beginning January 1, 2008, with earlier adoption permitted. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of the adoption. The Company does not believe that the adoption of SFAS No. 157 will have a material impact on the Company's Statement of Financial Condition.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities Measurements, including an amendment to FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, which should improve financial reporting by reducing volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This statement does not eliminate disclosure requirements included in other accounting standards; including requirements for disclosures about fair value measurements included in SFAS No. 157, and SFAS No 107, *Disclosures about Fair Value of Financial Instruments.* SFAS No. 159 is effective for the Company's fiscal year beginning January 1, 2008, with earlier adoption permitted on condition that the provisions of SFAS No. 157 are simultaneously adopted. The provisions of SFAS No. 159 are to be applied prospectively. The Company does not believe that the adoption of SFAS No. 159 will have a material impact on the Company's Statement of Financial Condition.

4. RELATED PARTY TRANSACTIONS

In connection with the Separation, LFCM Holdings and its subsidiaries (including the Company) entered into several agreements in addition to the master separation agreement that regulate its relationships with Lazard Ltd, Lazard Group and LAZ-MD Holdings. Also incorporated under these agreements are non-compete arrangements. At December 31, 2007, the total amount payable was $4,907 and is included in payable to broker-dealers and clearing organizations in the Statement of Financial Condition.

The business alliance agreement also provides that LF&Co. and its wholly-owned subsidiary, Lazard Asset Management Securities LLC, a Delaware limited liability company ("LAM Securities"), will introduce execution and settlement transactions to the Company. In accordance with such arrangement, the Company and LAM Securities have entered into a clearing agreement pursuant to which the Company carries and clears brokerage transactions for LAM Securities' customers on a fully disclosed basis. The Company provides clearance and other related services to LAM Securities on a charge per trade basis.

Pursuant to a license agreement by and among LF&Co. and certain of its affiliates and LFCM Holdings, in general, LFCM Holdings is permitted to use the "Lazard" name to the extent that this name was used by Lazard Group's businesses that were transferred to LFCM Holdings prior to the Separation.

Pursuant to an administrative services agreement by and among Lazard Group, LAZ-MD Holdings and LFCM Holdings, Lazard Group provides to LFCM Holdings and its subsidiaries (including the Company), and LFCM Holdings and its subsidiaries (including the Company) provides to Lazard Group, certain administrative and support services, and charges for such services based primarily on a cost allocation methodology. As of December 31, 2007, the total amount payable was $699. This payable is included in other liabilities on the Statement of Financial Condition.

Lazard Alternative Investments LLC ("LAI") is a subsidiary of LFCM Holdings LLC. At December 31, 2007, the total amount receivable was $66 related to the post-retirement medical plan (see Note 10) and is included in other assets on the Statement of Financial Condition.

The Company does not file New York City Unincorporated Business Tax ("UBT") as it is included in the Member's filing. There was no amount due or paid by the Member for UBT as of and for the year ended December 31, 2007. Therefore, the Member did not allocate UBT to the Company.

5. RECEIVABLE FROM AND PAYABLE TO BROKERS-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2007, amounts receivable from and payable to broker-dealers and clearing organizations included:

RECEIVABLE:	
Securities failed to deliver	$ 4,458
Underwriting	8,844
	$ 13,302
PAYABLE:	
Net payable from securities transactions for which settlement date has not arrived	$ 930
Securities failed to receive	4,188
Related party	8,156
Underwriting	3,628
	$ 16,902

6. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

At December 31, 2007, securities owned and securities sold but not yet purchased consisted of the following:

SECURITIES OWNED:	
Money market instruments	$ 91,000
Equities	29,194
Corporate bonds	6,365
	$126,559
SECURITIES SOLD BUT NOT YET PURCHASED:	
U.S. government and agency	$ 633
Equities	17,726
	$ 18,359

7. OTHER LIABILITIES

At December 31, 2007, other liabilities consists of the following:

Accrued compensation	$ 25,689
Drafts payable	2,134
Other	16,263
	$ 44,086

8. EXCHANGE MEMBERSHIPS

The Company maintains memberships on the American Stock Exchange ("AMEX") and the Boston Stock Exchange ("BSX") in the United States. The Company's carrying value of its exchange seats is $28 with a related market value of approximately $380 at December 31, 2007. Exchange memberships are included in other assets on the Statement of Financial Condition.

The Company owns one seat in the BSE. In October 2007, the Boston Stock Exchange ("BSE") announced that it has entered into a definitive agreement to be acquired by The Nasdaq Stock Market Inc. ("NASDAQ") in a transaction that is subject to approval by its members and the SEC. As of December 31, 2007, this transaction has not closed.

9. TRADING ACTIVITIES AND RELATED RISK

The Company's trading activities include providing securities brokerage and underwriting services. Trading activities are primarily related to proprietary positions taken by the Company based on expectations of future market movements and conditions as well as to facilitate client order flow.

Market Risk - Market risk is the potential that a security's value could change by fluctuations in interest, credit spreads, or equity price risk. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The following discussion describes the types of market risk faced by the Company:

Interest Rate Risk - Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments, primarily the Company's securities owned and securities sold but not yet purchased.

Currency Risk - Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments.

Equity Price Risk - Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities. The Company is subject to equity price risk primarily in securities owned and securities sold but not yet purchased.

Credit Risk - The Company is exposed to the risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed insufficient or worthless. The Company has established policies and procedures for mitigating credit risk on principal transactions, including establishing and reviewing limits for credit exposure, maintaining collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of securities transactions includes the purchase and sale of securities by the Company, which may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk - The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 31, 2007, the Company's most significant concentration of credit risk was with a financial institution that acts as custodian for various money market mutual funds held by the Company and its customers. This concentration consists of both direct and indirect credit risk exposure. Direct exposure primarily results from a possible diversion from the Net Asset Value ("NAV") of one dollar, which is typical of the majority of money market mutual funds registered under Rule 2(a)(7) of the SEC Investment Company Act of 1940. The Company's indirect exposure results from fluctuations in the value of the securities owned by the money market mutual funds, to which the Company has limited control. The Company believes its exposure to these funds to be minimal, and continuously monitors the composition and risk associated with these instruments.

Off-Balance Sheet Risks - The Company may be exposed to a risk of loss not reflected on the Statement of Financial Condition for securities sold, not yet purchased, should the value of such securities rise.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. Counterparties include customers who are generally institutional investors and brokers and dealers that are members of major exchanges. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral or reduce securities positions when necessary.

It is the Company's policy to take possession of securities purchased under agreements to resell and securities borrowed. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral. In connection with securities sold under agreements to repurchase, the Company monitors the market value of assets delivered to ensure that the collateral value is not excessive as compared to the amount at which securities will be subsequently repurchased.

10. EMPLOYEE BENEFIT PLANS

The Company provides certain retirement and other post-employment benefits to certain of its employees through defined contribution and other post-retirement benefit plans. The Company has the right to amend or terminate its benefit plans at any time subject to the terms of such plans.

Post-Retirement Medical Benefit Plan

Effective August 1, 2005, the Company established a Post Retirement Medical ("PRM") program for certain employees of the Company. An employee will participate only to the extent they meet the eligibility requirements set out in the program other than certain eligible employees that were

"grandfathered" into, and remained in, LF&Co.'s PRM program. The Company has recorded a liability in the amount of $1,756 for its obligation and the obligation of LAI (see Note 4) under the PRM. This amount is included in other liabilities in the Statement of Financial Condition. The Medical Plan pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. Participants become eligible for benefits if they retire from the Company after reaching age 62 and completing 10 years of service.

The following table summarizes the benefit obligations and the funded status at December 31, 2007:

Funded Status		
Benefit obligation at December 31, 2007	$	(1,756)
Fair value of plan assets at year end		-
Net amount recognized	$	(1,756)

There have been no employer contributions or benefits paid, and no participant contributions for the period January 1, 2007 to December 31, 2007.

Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31, 2007:	
Discount rate	6.50%
Rate of compensation increase	N/A
Health care cost trend rates:	
Initial (assumed for next year)	9%
Ultimate	6%
Fiscal year ultimate trend rate achieved	2014

Expected Benefit Payments During Years Ending		
2008	$	17
2009		27
2010		34
2011		60
2012		121
2013 - 2017		830

Measurement Date – The measurement date for the Company's PRM plan was December 31, 2007.

Defined Contribution Plan

The Defined Contribution Plan (the "401(k) Plan") for employees, which was established under the LF&Co. plan until December 31, 2005, has an employer match to participant pre-tax contributions. The Company will match 100% of pre-tax employee contributions to the 401(k) Plan, excluding catch up contributions, up to 4% of eligible compensation. Participants will be 100% vested in all employer-matching contributions after three years of service (with full credit of prior service with Lazard Group). A separate defined contribution plan was established for the Company on January 1, 2006.

11. BORROWINGS AND INDEBTEDNESS

The Company can borrow up to $100,000 of subordinated debt under three revolving credit agreements, which have been approved by the Company's regulators. Outstanding amounts borrowed under such agreements qualify as additional net capital pursuant to the Uniform Net Capital Rule ("SEC Rule 15c3-1"). There were no borrowings outstanding under these agreements at December 31, 2007.

12. COMMITMENTS AND CONTINGENCIES

The Company leases office space in New York and Boston under an agreement with LF&Co., which expires on May 30, 2012 and January 31, 2018, respectively. The Company also leases office space in San Francisco which expires December 31, 2009. Occupancy lease agreements, in addition to base rentals, generally are subject to escalation based on certain costs incurred by the landlord. Minimum rental commitments under these leases are as follows:

December, 31	Minimum Rental Commitments
2008	$ 2,073
2009	2,097
2010	1,877
2011	1,877
2012	1,166
Thereafter	762
Total	$ 9,852

Underwriting - In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2007 and were subsequently settled had no material effect on the Statement of Financial Condition as of that date.

Other Commitments - The Company has certain contractual agreements that require future payments of $4,811, $1,194, and $1,103 for the years ended December 31, 2008, 2009, and 2010, respectively. Such agreements are cancelable under certain circumstances.

Guarantees - FASB FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements should certain conditions exist.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

Legal - The Company's business, as well as the financial services industry generally, is subject to extensive regulation. In the normal course of business, the Company is involved in a number of judicial, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of its business. Pursuant to the master separation agreement between the Company's parent and Lazard Group, the Company has also agreed to assume or indemnify Lazard Group for claims or actions arising from the conduct of the capital markets business that Lazard Group contributed to the Company. Except as set forth below, management believes, based on current available information and after consultation with legal counsel, that the results of such matters, in the aggregate, will not have a material adverse effect on the Company's financial condition but might be material to its operating results for any particular period, depending upon the operating results for such period.

Lazard Group, and subsequently the Company, received requests for information from FINRA, formerly known as the NASD, as part of an industry wide investigation and additional requests from the SEC and the U.S. Attorney's Office for the District of Massachusetts seeking information relating to gifts, gratuities and entertainment provided to clients. These requests appear to be focused primarily on Lazard Group's former capital markets business, which business was transferred to the Company as a part of the separation. While this investigation is continuing, the Company has recorded an accrual for losses related to this matter. The determination to make the accrual, and the amount of the accrual, were based on management's judgment that it could make a reasonable estimation of the potential range of outcomes of the matter. As noted above, there can be no assurance that the matter can be resolved or that the accrual will be equal to any loss ultimately incurred.

During the course of the above inquiries, FINRA commenced investigations (i) into whether the Company improperly used its error account to record price adjustments made in connection with equity transactions for a certain client and (ii) with respect to trading in the Company's proprietary accounts. The Company has not recorded an accrual for losses related to such matters.

These investigations are ongoing and could result in censure, fines, disgorgement, and the issuance of cease and desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees. The Company intends to continue to fully cooperate in these inquiries.

13. REGULATORY AUTHORITIES

As a U.S. registered broker-dealer the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the minimum required net capital, as defined, shall be 2% of aggregate debit items arising from customer transactions or $1,500, whichever is greater. At December 31, 2007, the Company's regulatory net capital of $104,922, was 707% of aggregate debit items, and its regulatory net capital in excess of the minimum was $103,422.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at market value or contracted amounts, which approximate market value.

Securities owned and securities sold, but not yet purchased, are carried at market value which is generally based on quoted market prices. If quoted market prices are not available, market value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term collateralized receivables, including reverse repurchase agreements, securities borrowed and certain other receivables. Similarly, the Company's short-term liabilities pursuant to securities sold under agreements to repurchase, securities loaned and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

15. SUBSEQUENT EVENTS

In January 2008, the NYSE Euronext announced that it has entered into a definitive agreement to acquire the AMEX, in a transaction that is subject to approval by its members and the SEC. The Company owns one seat in the AMEX, and subject to all necessary approvals, will receive additional NYSE Euronext common stock in lieu of its membership in Amex.

On December 14, 2007, the Board of Directors of the Member adopted the "Lazard Capital Markets LLC Phantom Equity Incentive Plan Effective January 1, 2008" (the "Phantom Equity Incentive Plan") subject to approval of the members of the Member, which approval of the members of the Member was received on January 9, 2008. Pursuant to the Phantom Equity Incentive Plan, the Board of the Member may award select officers and employees of the Company interests, in the aggregate, equal to 50% of the appreciation in value of the Company's equity at the time of certain future events from the net book value of the Company on December 31, 2006, as reduced for certain expenses incurred by the Company that are identified in the Phantom Equity Incentive Plan. The plan will be accounted for under the liability method in accordance with FASB Statement No. 123(R), *Share Based Payment*.

On February 19, 2008, the Board of Directors of the Member authorized the Company to make a distribution of $8,000 to the Member. In addition, the Board of Directors of the Member authorized the Company to make an unsecured $5,000 loan to the Member, pursuant to a promissory note which will provide for (i) the repayment of the outstanding principal balance of the promissory note, plus all accrued interest thereon, on the fifth anniversary of the date of the promissory note, (ii) the payment of interest at a variable rate equal to the federal funds rate plus 25 basis points and (iii) the repayment of the promissory note at any time, in whole or in part, prior to maturity without premium or penalty. The distribution and the loan are expected to be made on March 12, 2008.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 5, 2008

Lazard Capital Markets LLC
30 Rockefeller Center
New York, NY 10020

In planning and performing our audit of the financial statements of Lazard Capital Markets LLC (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated March 5, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the management committee, the member, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END